P.O. Box 2600

Valley Forge, PA 19482

Laura_bautista@vanguard.com

November 13, 2024
Lisa N. Larkin, Esq.	via electronic filing
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Municipal Bond Funds (The “Trust”) File No. 2‐57689

Post‐Effective Amendment No. 110 – Vanguard Core Tax‐Exempt Bond ETF and Vanguard Short Duration Tax‐Exempt Bond ETF

Dear Ms. Larkin,

This letter responds to your comments provided on October 1, 2024, to the above referenced post‐ effective amendment that was filed with the Commission on August 16, 2024. In this letter, Vanguard Core Tax‐Exempt Bond ETF and Vanguard Short Duration Tax‐Exempt Bond ETF, each a series of the Trust, will be referred to as the “Fund”, or collectively, the “Funds”.

Vanguard Core Tax‐Exempt Bond ETF Prospectus:

Comment 1:	Investment Objective
Comment:	For clarity, please consider including a comma after the following: “The Fund seeks to provide total return through current income that is exempt from federal personal income taxes.”
Response:	For clarity, the Fund’s investment objective has been revised as follows: “The
Fund seeks to provide total return, through current income that is exempt from federal personal income taxes, and capital appreciation.”
Comment 2:	Expense Example
Comment:	The sentence following the example provides as follows: “This example does not include the brokerage commissions that you may pay to buy and sell shares of the Fund.” Please consider removing this sentence as included in the Expense
Example, as it is not required in Form N‐1A and related language is included in the Portfolio Turnover section which follows the Expense Example section.
Response:	After careful consideration of the Staff’s comment, the Trust respectfully declines to modify the disclosure. The Trust believes that the disclosure informs Fund
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P.O. Box 2600

Valley Forge, PA 19482

Laura_bautista@vanguard.com

investors that the amounts included in the expense example do not incorporate brokerage commissions that the investors may pay. The Trust believes this disclosure is distinct from the disclosure under Portfolio Turnover, which discusses transaction costs the Fund may pay when it buys and sells securities.
Comment 3:	Principal Investment Strategies
Comment:	With respect to the Fund’s 80% investment policy pursuant to Rule 35d‐1 under the Investment Company Act of 1940, as amended, please clarify whether the
Fund will invest in categories of bonds beyond those set forth in the policy. If the
Fund anticipates investing in other categories of bonds, please indicate such categories, for example private activity bonds.
Response:	The Trust confirms that the disclosure encompasses the categories of bonds in which the Fund will invest pursuant to its 80% investment policy.
Comment 4:	Principal Risks
Comment:	The Staff notes that the Fund includes risk disclosure related to “Tax risk” and
“Regional risk” in the principal risks section of the prospectus but does not include corresponding risk disclosure in the prospectus pursuant to Item 9 of Form N‐1A.
Please consider adding such disclosure.
Response:	The Trust has added corresponding risk disclosure to the “More on the Fund and
ETF Shares” section of the Fund’s prospectus.
Comment 5:	Security Selection
Comment:	Please consider revising certain terms in the first paragraph following the section entitled “Security Selection” for plain English. Examples include “leveraging”,
“top‐down”, “bottom‐up” and “risk optimization”.
Response:	The Trust has revised certain of the terms noted for plain English meanings.
Vanguard Short Duration Tax‐Exempt Bond ETF Prospectus:
Comment 6:	Principal Investment Strategies
Comment:	Please further explain the term “duration” as used in the principal investment strategies section and include a brief example in the prospectus.
Response:	The Trust notes that the term “duration”, including an example, is defined in the
“Glossary of Investment Terms” section of the Fund’s prospectus.

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P.O. Box 2600
Valley Forge, PA 19482
Laura_bautista@vanguard.com
Comment 7:	Principal Risks
Comment:	The Staff notes that the Fund includes disclosure related to “Tax risk” and
“Regional risk” in the principal risks section of the prospectus but does not include corresponding risk disclosure in the prospectus pursuant to Item 9 of Form N‐1A.
Please consider adding such disclosure.
Response:	The Trust has added corresponding risk disclosure to the “More on the Fund and
ETF Shares” section of the Fund’s prospectus.

Please contact me at laura_bautista@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Laura A. Bautista

Laura A. Bautista

Associate General Counsel

The Vanguard Group, Inc.

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